Exhibit 99 1 - Form 6k -LVH October 3 2006.doc

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TSX Venture Exchange: - LVH
OTC Bulletin Board: - LVFHF
Berlin & Frankfurt Stock Exchanges: - LVH

October 3, 2006.

Las Vegas From Home.Com Entertainment Inc. Comments on the U.S. Unlawful Internet Gambling Enforcement Act

Vancouver, British Columbia, October 3, 2006 – Las Vegas From Home.Com Entertainment Inc. (the “Company”) (TSXV: LVH).  On September 29, 2006 both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The legislation will be enacted upon President Bush’s signature, which is expected to be in the very near future. In essence, the UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction for the purposes of unlawful internet gambling. The UIGE Act addresses blocking out the different forms and methods of payments involved with Internet Gaming.  Questions regarding the effectiveness of financial institutions identifying and restricting transactions involving Internet Gaming should be answered within the 270 days the UIGE Act is to be implemented.

The Board of Directors of the Company is currently assessing all aspects of the UIGE Act and how it will affect the Company.  The Company and its licensees’ U.S. customer base currently accounts for approximately 28% of the Company’s revenues.  The closure of the U.S. accounts would have an adverse material impact on the Company’s business.  The Board of Directors will be continually monitoring the legal landscape both in the U.S. and Canada and will act accordingly to protect its shareholders’ interests.  Most importantly, the Company intends to comply with all international laws that it is advised upon regarding this matter.

Advance discussions on the sale of Action Poker Gaming Inc. (“APG”)

For some time the Company has been exploring various business opportunities including but not limited to the sale of APG, the Company’s licensed operating unit.  Several parties have expressed interest, and the Company has been informed by an interested party currently in advanced discussions with the Company, that, despite the recent above mentioned legal developments, it still intends to acquire the Company’s operating unit.  While the Company is hopeful a sale will take place so that it can focus on its Asian Multi-Player Software Platform (“AMSP”), there is no assurance a sale will take place and investors are cautioned not to rely upon a transaction being completed.  The Company will update investors as developments warrant.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 100, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204 Fax: (604) 681-9428
Email: Info@lvfh.com  Website: www.lvfh.com

October 3, 2006

LVFH Press Release

UIGE Act

Exhibit 99 1 - Form 6k -LVH October 3 2006.doc

Asian Software

In an attempt to cut down on its legal exposure in the North American market and to capitalize on promising nascent business opportunities, the Company has been developing a unique Asian Multi-Player Software Platform (“AMSP”) for the past year.  This Software was designed and targeted exclusively for the Asian Market and will not be available to North American Residents.  The Company’s AMSP was recently soft launched through the Company’s Asian licensee that is a dominant brand in the region and is considered to be one of the world’s largest operators in terms of betting handle.   The Company will be announcing more details shortly regarding the AMSP and other related developments.

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an "E-Gaming" Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com.

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 100, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204 Fax: (604) 681-9428
Email: Info@lvfh.com  Website: www.lvfh.com